P.O. Box 2600
Valley Forge, PA 19482-2600

610-669-2531
Elizabeth_Bestoso@vanguard.com

September 23, 2019

Lisa N. Larkin, Esq.
U.S. Securities and Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE: Vanguard Horizon Funds (the “Trust”)
File No. 33-56443
Post-Effective Amendment No. 63 – Vanguard International Core Stock Fund (the “Fund”)

Dear Ms. Larkin,

This letter responds to your comments provided on August 22, 2019, to the above referenced post-
effective amendment.

Comment 1:	Principal Investment Strategies
Comment:	In the “Principal Investment Strategies” section, please confirm that the Fund will invest at least 40% of its assets in the stocks of companies located outside the U.S.

Response:	We confirm that the Fund will invest at least 40% of its assets in the stocks of companies located outside the U.S.

Comment 2:	Principal Investment Strategies
Comment:	Per Rule 35d-1 under the 1940 Act, please add an 80% policy of investing in stocks.
Please also add a statement that the Fund will provide shareholders with 60 days notice if there is a change to such 80% policy.

Response:	We have revised the disclosure in the manner requested.

Comment 3:	Market Exposure
Comment:	In the “Market Exposure” section, please reconcile the statement that the Fund invests
“without regard to size (capitalization) of the companies” with the earlier statement under the “Principal Investment Strategies” section that the advisor “chooses large- and mid-
capitalization companies.”

Response:	We have revised the disclosure in the manner requested.

Comment 4:	Securities Selection
Comment:	Under the “Securities Selection” section, please do not use the phrases “systematically leverages” in the first sentence and “alpha potential” in the last sentence.

Lisa N. Larkin, Esq.
September 23, 2019

Response:	We have revised the disclosure in the manner requested.

Comment 5:	Other Investment Policies and Risks
Comment:	The Staff notes that in the “Other Investment Policies and Risks” section, the first sentence states that the Fund “may make other kinds of investments to achieve its objectives.” Please confirm that such “other kinds of investments” are those described in the immediately following paragraphs.

Response:	We confirm that the “other kinds of investments” referenced in the first sentence of the
“Other Investment Policies and Risks” section are those described in the immediately following paragraphs.

Comment 6:	Other Investment Policies and Risks
Comment:	The Staff notes that the Fund invests in convertible securities. If the Fund expects to invest in contingent convertible securities (“CoCos”), please consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the
CoCos (e.g., the credit quality and the conversion triggers). If CoCos will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. Please tell us supplementally the amount the Fund intends to invest in CoCos.

Response:	The Fund does not expect to invest in CoCos.

Comment 7:	Other Investment Policies and Risks
Comment:	Per Item 9(b)(2) of Form N-1A, please add disclosure explaining how the advisor determines which securities to sell.

Response:	While we believe the existing disclosure conforms with Item 9(b)(2), we have revised the disclosure in the manner requested.

Comment 8:	Statement of Additional Information
Comment:	Per Item 16(c)(1)(iv) of Form N-1A, please add “or group of industries” to the end of the sentence in the sub-section titled “Industry Concentration.”

Response:	We have revised the disclosure in the manner requested.

Lisa N. Larkin, Esq.
September 23, 2019

Please contact me at (610) 669-2531 with any questions or comments regarding the above response.

Thank you.

Sincerely,

/s/ Elizabeth Bestoso

Elizabeth Bestoso
Associate Counsel
The Vanguard Group, Inc.